Advanced Biomedical Technologies, INC. 350 5th Ave. FL59, New York, NY 10118 Tel: (718)-766 7898 E-mail: info@abtbiomedical.com	May 5, 2020

Via EDGAR

Division of Corporate Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Tara L. Harkins, Staff Accountant
Mr. Kevin J. Kuhar, Accounting Branch Chief

Re: Advanced Biomedical Technologies, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2019

Filed March 20, 2020

File No. 000-53051

Ladies and Gentlemen:

We have received a letter dated April 29, 2020 from Securities Exchange Commission; we have made our response concerning your question as below:

1.	We note that you have concluded your internal control over financial reporting was not effective as of October 31, 2019. Consistent with item 308(a)(3) of Regulation S-K, please describe to us the material weakness in your internal control over financial reporting and revise future filings to disclose them.

REPONSE: We have revised our internal control over financial reporting on our latest Form 10-Q report filed on April 30, 2020 which described the material weakness in our internal control over financial reporting. The related contents are as below:

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within our organization. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of January 31, 2020 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of January 31, 2020.

Under the supervision and with the participation of our then principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of January 31, 2020. Based on this evaluation, the management concluded that the disclosure controls and procedures were ineffective at such time to ensure that information required to be disclosed by the company in the reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Our principal executive officer and principal financial officer also concluded that our disclosure controls, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, were inappropriate to allow timely decisions regarding required disclosure.

Based on officers’ assessment, the Company determined that there were material weaknesses in its internal control over financial reporting as of January 31, 2020 based on the material weaknesses described below:

● Because the Company consists of one person who acts as the financial officer, operating officer, secretary and director of the Company, there are limited controls over information processing.

● There is an inadequate segregation of duties consistent with control objectives as financial reporting function is composed of only one person. In order to remedy this situation, we would need to hire additional staff to provide greater segregation of duties. Currently, it is not feasible to hire additional staff to obtain optimal segregation of duties. Management will reassess this matter after the Company has obtained additional financial resources to determine whether improvement in segregation of duty is feasible.

● The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the Board oversight role within the financial reporting process.

● There is a lack of formal policies and procedures necessary to adequately review significant accounting transactions.

The Company utilizes a third-party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third-party independent contractor is not involved in the day to day operations of the Company and may not provide financial information from and to the management on a timely basis to allow for adequate reporting/consideration of certain transactions.

As a result of the above material weaknesses, our management concluded that our internal control over financial reporting was not effective as of January 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

If you have further questions, do not hesitate to let us know.

Very truly yours,

/s/ Kai Gui
Kai Gui, Chief Financial Officer
Advance Biomedical Technologies, Inc.

cc:	Andrew Befumo, Esq.
LAI, Wing Wai, Esq.
Wayne Tang, Esq.

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